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Exhibit

Exhibit Description

99.1 Announcement on 2024/04/25: To announce related materials on acquisition of Software

99.2 Announcement on 2024/04/25: To announce the differences for 2023 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB

Exhibit 99.1

To announce related materials on acquisition of Software

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Software for production

2. Date of occurrence of the event: 2023/06/26~2024/04/25

3. Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$462,966,756;

total transaction price: NT$462,966,756

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

SYNOPSYS INTERNATIONAL LIMITED, TAIWAN BRANCH; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.2

To announce the differences for 2023 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB

1. Date of occurrence of the event: 2024/04/25

2. Year/Quarter of the financial report: 2023/Q4

3. Accounting principles applied for securities listed domestically:

International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the Republic of China (TIFRSs)

4. Inconsistent items/amounts in financial reports for securities listed domestically:

Net income attributable to the shareholders of the parent of NT$60,989,633 thousand, basic earnings per share of NT$4.93 and diluted earnings per share of NT$4.83, total assets of NT$559,186,927 thousand, total liabilities of NT$199,608,355 thousand, and equity attributable to the parent company of NT$359,237,713 thousand.

5. Accounting principles applied for securities issued overseas:

International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB)

6. Inconsistent items/ amounts (securities issued overseas):

Net income attributable to the shareholders of the parent of NT$59,688,950 thousand, basic earnings per share of NT$4.92 and diluted earnings per share of NT$4.82, total assets of NT$546,576,832 thousand, total liabilities of NT$202,859,864 thousand, and equity attributable to the parent company of NT$343,376,109 thousand.

7. Inconsistent items/amounts in financial information for securities issued overseas:

The differences between the Company’s 2023 consolidated financial statements on the basis of TIFRSs and IFRSs as issued by the IASB were primarily related to the timing of the recognition of additional income tax on unappropriated earnings and the accounting treatment of treasury stock.

8. Any other matters that need to be specified:

For more details, please refer to the 2023 Form 20-F we filed with the U.S. SEC.